Exhibit 17

Neil H. Cullen
10 Coniston Drive
West Chester, PA 19382

November 4, 2004

Paul A Miller
President and Chief Executive Officer
LSB Corporation
Lawrence Savings Bank
30 Massachusetts Avenue
North Andover, MA 01845

Dear Mr. Miller,

Please accept my resignation as director of LSB Corporation and Lawrence Savings Bank (collectively, “LSB”), effective immediately. I wish to inform you that I am resigning because I have retired from my position as Chief Financial Officer of Phillips Academy and will be moving out of state for my retirement. My resignation is not, in any way, related to any disagreement between myself and LSB on any matter relating to LSB’s operations, policies or practices.

Sincerely yours,

/s/ Neil H. Cullen
Neil H. Cullen